Exbihit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Sumitomo Mitsui Financial Group, Inc.:

We consent to the use of our audit reports dated July 22, 2015 with respect to the consolidated statement of financial position of Sumitomo Mitsui Financial Group, Inc. and subsidiaries as of March 31, 2015 and 2014, and the related consolidated income statement and consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2015 and the effectiveness of Sumitomo Mitsui Financial Group, Inc.’s internal control over financial reporting as of March 31, 2015 incorporated by reference herein and to the reference to our firm under the heading “Experts” in the registration statement on Form F-3.

/s/ KPMG AZSA LLC

Tokyo, Japan

January 21, 2016